= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              - - - - - - - - - -
                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1)
         OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)
                              - - - - - - - - - -
                          LOWRANCE ELECTRONICS, INC.
                      (Name of Subject Company (Issuer))

                               BLUE MARLIN, INC.
                         COBRA ELECTRONICS CORPORATION
                     (Names of Filing Persons  (Offerors))
                              - - - - - - - - - -
                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)
                              - - - - - - - - - -
                                   548900 10
                     (CUSIP Number of Class of Securities)
                              - - - - - - - - - -
                               Gerald M. Laures
               Vice President - Finance, and Corporate Secretary
                         Cobra Electronics Corporation
                            6500 W. Cortland Street
                               Chicago, IL 60707
                           Telephone: (773) 889-8870

                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:

                                   Pran Jha
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                          Telephone:  (312) 853-7000
              __________________________________________________
[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ X ]  third-party tender offer subject to Rule 14d-1.
     [   ]  issuer tender offer subject to Rule 13e-4.
     [   ]  going-private transaction subject to Rule 13e-3.
     [ X ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results
of the tender offer:  [   ]
= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                                  SCHEDULE 13D

CUSIP No. 54890010                    13D                      Page 2 of 6 Pages


1  NAME OF REPORTING PERSONS:  Cobra Electronics Corporation
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  36-2479991
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*  (a) [X]
                                                    (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                    [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
        SHARES                      -0-
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY              8      SHARED VOTING POWER
         EACH                       2,044,279 shares*
       REPORTING            ----------------------------------------------------
        PERSON               9      SOLE DISPOSITIVE POWER
         WITH                       -0-
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    2,044,279 shares*
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,044,279 shares*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    54.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP No. 54890010                     13D                     Page 3 of 6 Pages

1  NAME OF REPORTING PERSONS:  Blue Marlin, Inc.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  36-4413162
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*  (a)  [X]
                                                    (b)  [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                     [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF             7      SOLE VOTING POWER
        SHARES                      -0-
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY              8      SHARED VOTING POWER
         EACH                       2,044,279 shares*
       REPORTING            ----------------------------------------------------
        PERSON               9      SOLE DISPOSITIVE POWER
         WITH                       -0-
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER
                                    2,044,279 shares*
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,044,279 shares*
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    54.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------
*Reporting Person disclaims beneficial ownership of all shares.

          This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Blue Marlin, Inc., a Delaware corporation ("Purchaser"), and Cobra Electronics Corporation, a Delaware corporation ("Parent"), on January 16, 2001 (as previously amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

          This Amendment also amends and supplements the Schedule 13D of Parent and Purchaser originally filed on February 5, 2001.

Item 1. through Item 11.

          Item 1 through Item 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

          On April 25, 2001, Parent issued a press release announcing the extension of the Expiration Date of the Offer to 12:00 midnight, New York City time, on Friday, May 4, 2001. The press release is filed as an exhibit hereto and incorporated herein by reference.

Item 12.    Exhibits.

          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

          (a)(1)(M) Text of press release issued by Parent dated April 25, 2001.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  COBRA ELECTRONICS CORPORATION

                                  By: /s/  James R. Bazet
                                     ------------------------------
                                  Name: James R. Bazet
                                  Title:  President and Chief Executive Officer

                                  BLUE MARLIN, INC.

                                  By: /s/  James R. Bazet
                                     -------------------------------
                                  Name: James R. Bazet
                                  Title:  President


Date: April 25, 2001

                                 EXHIBIT INDEX

Exhibit
No.                               Description
---                               -----------

(a)(1)(M)     Text of press release issued by Parent dated April 25, 2001